FOR TAX YEAR 2021

3204 LYONS AVE LLC

J.Robins CPA,LLC

9800 Airline Hwy Suite 261

Baton Rouge, LA 70816

(225)650-7306

J.Robins CPA,LLC

9800 Airline Hwy Suite 261
Baton Rouge, LA 70816
info@jrobinscpa.com
Phone: (225)650-7306 | Fax:

June 08, 2022

CHRISTOPHER SENEGAL
2634 BEVIS ST
Houston, TX 77008-1754

Subject: Preparation of 2021 Tax Returns

CHRISTOPHER SENEGAL:

Thank you for choosing J.Robins CPA,LLC to assist with the 2021 taxes for 3204 LYONS AVE LLC. This letter confirms the terms of the engagement and outlines the nature and extent of the services we will provide.

We will prepare 2021 federal and state income tax returns for 3204 LYONS AVE LLC. We will depend on management to provide the information we need to prepare complete and accurate returns. We may ask management to clarify some items but will not audit or otherwise verify the data submitted.

We will perform accounting services only as needed to prepare the tax returns. Our work will not include procedures to find defalcations or other irregularities. Accordingly, our engagement should not be relied upon to disclose errors, fraud, or other illegal acts, though it may be necessary for management to clarify some of the information submitted. We will inform management of any material errors, fraud, or other illegal acts we discover.

Should we encounter instances of unclear tax law, or of potential conflicts in the interpretation of the law, we will outline the reasonable courses of action and the risks and consequences of each. We will ultimately adopt, on the behalf of 3204 LYONS AVE LLC, the alternative selected by management.

Our fee is based on the time required at standard billing rates plus out-of-pocket expenses. Invoices are due and payable upon presentation. All accounts not paid within thirty (30) days are subject to interest charges to the extent permitted by state law.

We will return the original records to management at the end of this engagement. Store these records, along with all supporting documents, in a secure location. We retain copies of your records and our work papers from your engagement for up to seven years, after which these documents will be destroyed.

If management has not selected to e-file the returns with our office, management will be solely responsible to file the returns with the appropriate taxing authorities. The tax matters representative should review all tax-return documents carefully before signing them. Our engagement to prepare the 2021 tax returns will conclude with the delivery of the completed returns to management, or with e-filed returns, with the tax matters representative's signature and our subsequent submittal of the tax return.

To affirm that this letter correctly summarizes the arrangements for this work, sign the enclosed copy of this letter in the space indicated and return it to us in the envelope provided.

Thank you for the opportunity to be of service. For further assistance with your tax return needs, contact our office at (225)650-7306.

Sincerely,

Joseph Robins
J.Robins CPA,LLC

Accepted By:

_____
Tax matters representative

 06/10/2022
Date

J.Robins CPA,LLC

9800 Airline Hwy Suite 261
Baton Rouge, LA 70816
info@jrobinscpa.com
Phone: (225)650-7306 | Fax:

June 08, 2022

3204 LYONS AVE LLC
2634 BEVIS ST
Houston, TX 77008-1754

3204 LYONS AVE LLC:

Enclosed is the 2021 Form 1065, U.S. Return of Partnership Income, prepared for 3204 LYONS AVE LLC from the information provided. This return will be e-filed with the IRS once we receive a signed Form 8879-PE, IRS e-file Signature Authorization for Form 1065.

The partnership's federal return reflects neither a refund nor a balance due.

Enclosed are letters and copies of Schedule K-1, to be distributed to the partners.

Thank you for the opportunity to be of service. For further assistance with your tax return needs, contact this office at (225)650-7306.

Sincerely,

Joseph Robins
J.Robins CPA,LLC

J.Robins CPA,LLC

9800 Airline Hwy Suite 261
Baton Rouge, LA 70816
info@jrobinscpa.com
Phone: (225)650-7306 | Fax:

June 08, 2022

CHRISTOPHER SENEGAL
2634 BEVIS ST
Houston, TX 77008-1754

Your privacy is important to us. Read the following privacy policy.

We collect nonpublic personal information about you from various sources, including:

* Interviews regarding your tax situation

* Applications, organizers, or other documents that supply such information as your name, address, telephone number, Social Security Number, number of dependents, income, and other tax-related data

* Tax-related documents you provide that are required for processing tax returns, such as Forms W-2, 1099R, 1099-INT and 1099-DIV, and stock transactions

We do not disclose any nonpublic personal information about our clients or former clients to anyone, except as requested by our clients or as required by law.

We restrict access to personal information concerning you, except to our employees who need such information in order to provide products or services to you. We maintain physical, electronic, and procedural safeguards that comply with federal regulations to guard your personal information.

If you have any questions about our privacy policy, contact our office at (225)650-7306.

Sincerely,

Joseph Robins
J.Robins CPA,LLC

	Acknowledgement and General Information for Entities That File Returns Electronically	**2021**

Name(s) as shown on return

3204 LYONS AVE LLC

Employer Identification Number

-*5068

Entity address

2634 BEVIS ST

Houston, TX 77008-1754

Thank you for participating in IRS e-file.

1. [X] 2021 _**7004-09**_ income tax return for _**Federal**_ was filed electronically. The electronic filing services were provided by _**J.Robins CPA,LLC**_ .

2. [ ] _____ income tax return was accepted on _____ using a Personal Identification Number (PIN) as an electronic signature. The entity entered a PIN or authorized the Electronic Return Originator (ERO) to enter or generate a PIN signature. The submission ID assigned to this return is _____ .

PLEASE DO NOT SEND A PAPER COPY OF ENTITY'S RETURN TO THE IRS. IF YOU DO, IT WILL DELAY THE PROCESSING OF THE RETURN.

EF_ACK.LD

Form **1065**		**U.S. Return of Partnership Income**	OMB No. 1545-0123	
Department of the Treasury Internal Revenue Service		For calendar year 2021, or tax year beginning _____ , 2021, ending _____ , 20 ____ . ▶ Go to *www.irs.gov/Form1065* for instructions and the latest information.	**2021**	

A Principal business activity **REAL ESTATE**	Type or Print	Name of partnership **3204 LYONS AVE LLC**	D **Employer identification number** **84-3865068**
B Principal product or service **REAL ESTATE**		Number, street, and room or suite no. If a P.O. box, see instructions. **2634 BEVIS ST**	E Date business started **12-04-2019**
C Business code number **531390**		City or town, state or province, country, and ZIP or foreign postal code **Houston, TX 77008-1754**	F Total assets (see instructions) $ **1,889,654**

G Check applicable boxes: (1) ☐ Initial return (2) ☐ Final return (3) ☐ Name change (4) ☐ Address change (5) ☐ Amended return

H Check accounting method: (1) ☒ Cash (2) ☐ Accrual (3) ☐ Other (specify) ▶ _____

I Number of Schedules K-1. Attach one for each person who was a partner at any time during the tax year ▶ 2

J Check if Schedules C and M-3 are attached · ▶ ☐

K Check if partnership: (1) ☐ Aggregated activities for section 465 at-risk purposes (2) ☐ Grouped activities for section 469 passive activity purposes

Caution: Include **only** trade or business income and expenses on lines 1a through 22 below. See the instructions for more information.

Income	1a	Gross receipts or sales · · · · · · · · · · · · · · · ·	1a	
	b	Returns and allowances · · · · · · · · · · · · · · · ·	1b	
	c	Balance. Subtract line 1b from line 1a ·	1c	
	2	Cost of goods sold (attach Form 1125-A) ·	2	
	3	Gross profit. Subtract line 2 from line 1c ·	3	
	4	Ordinary income (loss) from other partnerships, estates, and trusts (attach statement) · · · · · · · · · · · ·	4	
	5	Net farm profit (loss) (attach Schedule F (Form 1040)) · · · · · · · · · · · · · · ·	5	
	6	Net gain (loss) from Form 4797, Part II, line 17 (attach Form 4797) · · · · · · · · · · ·	6	
	7	Other income (loss) (attach statement) ·	7	
	8	**Total income (loss).** Combine lines 3 through 7 · · · · · · · · · · · · · · · · ·	8	

Deductions (see instructions for limitations)	9	Salaries and wages (other than to partners) (less employment credits) · · · · · · · · · · ·	9	
	10	Guaranteed payments to partners ·	10	
	11	Repairs and maintenance ·	11	
	12	Bad debts ·	12	
	13	Rent ·	13	
	14	Taxes and licenses ·	14	
	15	Interest (see instructions) ·	15	
	16a	Depreciation (if required, attach Form 4562) · · · · · · · · · · · · ·	16a	
	b	Less depreciation reported on Form 1125-A and elsewhere on return · · · · · ·	16b	16c	
	17	Depletion **(Do not deduct oil and gas depletion.)** · · · · · · · · · · · · · · · ·	17	
	18	Retirement plans, etc. ·	18	
	19	Employee benefit programs ·	19	
	20	Other deductions (attach statement) ·	20	
	21	**Total deductions.** Add the amounts shown in the far right column for lines 9 through 20 · · · · · · · · · ·	21	
	22	**Ordinary business income (loss).** Subtract line 21 from line 8 · · · · · · · · · · · · · · · ·	22	

Tax and Payment	23	Interest due under the look-back method - completed long-term contracts (attach Form 8697) · · · · · · · ·	23	
	24	Interest due under the look-back method - income forecast method (attach Form 8866) · · · · · · · · ·	24	
	25	BBA AAR imputed underpayment (see instructions) · · · · · · · · · · · · · · · ·	25	
	26	Other taxes (see instructions) ·	26	
	27	**Total balance due.** Add lines 23 through 26 · · · · · · · · · · · · · · · · · ·	27	
	28	Payment (see instructions) ·	28	
	29	**Amount owed.** If line 28 is smaller than line 27, enter amount owed · · · · · · · · · · ·	29	
	30	**Overpayment.** If line 28 is larger than line 27, enter overpayment · · · · · · · · · · ·	30	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than partner or limited liability company member) is based on all information of which preparer has any knowledge.

▶ CHRISTOPHER SENEGAL _(signature)_ | 06/10/2022

Signature of partner or limited liability company member | Date

May the IRS discuss this return with the preparer shown below? See instructions. ☒ Yes ☐ No

Paid Preparer Use Only	Print/Type preparer's name Joseph Robins	Preparer's signature Joseph Robins	Date 06-08-2022	Check ☐ if self-employed	PTIN P01990299
	Firm's name ▶ J.Robins CPA,LLC				Firm's EIN ▶ 82-3300331
	Firm's address ▶ 9800 Airline Hwy Suite 261 Baton Rouge, LA 70816				Phone no. (225)650-7306

For Paperwork Reduction Act Notice, see separate instructions.

EEA

Form **1065** (2021)

Schedule B	Other Information		

		Yes	No
1	What type of entity is filing this return? Check the applicable box:		
a	[X] Domestic general partnership **b** [ ] Domestic limited partnership		
c	[ ] Domestic limited liability company **d** [ ] Domestic limited liability partnership		
e	[ ] Foreign partnership **f** [ ] Other ▶		
2	At the end of the tax year:		
a	Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization, or any foreign government own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership? For rules of constructive ownership, see instructions. If "Yes," attach Schedule B-1, Information on Partners Owning 50% or More of the Partnership		X
b	Did any individual or estate own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership? For rules of constructive ownership, see instructions. If "Yes," attach Schedule B-1, Information on Partners Owning 50% or More of the Partnership . . . . SEE 1065B1 . .	X	
3	At the end of the tax year, did the partnership:		
a	Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (iv) below		X

(i) Name of Corporation	(ii) Employer Identification Number (if any)	(iii) Country of Incorporation	(iv) Percentage Owned in Voting Stock

		Yes	No
b	Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (v) below		X

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Maximum Percentage Owned in Profit, Loss, or Capital

		Yes	No
4	Does the partnership satisfy **all four** of the following conditions?		
a	The partnership's total receipts for the tax year were less than $250,000.		
b	The partnership's total assets at the end of the tax year were less than $1 million.		
c	Schedules K-1 are filed with the return and furnished to the partners on or before the due date (including extensions) for the partnership return.		
d	The partnership is not filing and is not required to file Schedule M-3		X
	If "Yes," the partnership is not required to complete Schedules L, M-1, and M-2; item F on page 1 of Form 1065; or item L on Schedule K-1.		
5	Is this partnership a publicly traded partnership, as defined in section 469(k)(2)?		X
6	During the tax year, did the partnership have any debt that was canceled, was forgiven, or had the terms modified so as to reduce the principal amount of the debt?		X
7	Has this partnership filed, or is it required to file, Form 8918, Material Advisor Disclosure Statement, to provide information on any reportable transaction?		X
8	At any time during calendar year 2021, did the partnership have an interest in or a signature or other authority over a financial account in a foreign country (such as a bank account, securities account, or other financial account)? See instructions for exceptions and filing requirements for FinCEN Form 114, Report of Foreign Bank and Financial Accounts (FBAR). If "Yes," enter the name of the foreign country ▶		X
9	At any time during the tax year, did the partnership receive a distribution from, or was it the grantor of, or transferor to, a foreign trust? If "Yes," the partnership may have to file Form 3520, Annual Return To Report Transactions With Foreign Trusts and Receipt of Certain Foreign Gifts. See instructions		X
10a	Is the partnership making, or had it previously made (and not revoked), a section 754 election?		X
	See instructions for details regarding a section 754 election.		
b	Did the partnership make for this tax year an optional basis adjustment under section 743(b) or 734(b)? If "Yes," attach a statement showing the computation and allocation of the basis adjustment. See instructions		X

Schedule B	Other Information *(continued)*		

		Yes	No
c	Is the partnership required to adjust the basis of partnership assets under section 743(b) or 734(b) because of a substantial built-in loss (as defined under section 743(d)) or substantial basis reduction (as defined under section 734(d))? If "Yes," attach a statement showing the computation and allocation of the basis adjustment. See instructions		X
11	Check this box if, during the current or prior tax year, the partnership distributed any property received in a like-kind exchange or contributed such property to another entity (other than disregarded entities wholly owned by the partnership throughout the tax year) . . . . ▶ ☐		
12	At any time during the tax year, did the partnership distribute to any partner a tenancy-in-common or other undivided interest in partnership property?		X
13	If the partnership is required to file Form 8858, Information Return of U.S. Persons With Respect To Foreign Disregarded Entities (FDEs) and Foreign Branches (FBs), enter the number of Forms 8858 attached. See instructions . . . . ▶		
14	Does the partnership have any foreign partners? If "Yes," enter the number of Forms 8805, Foreign Partner's Information Statement of Section 1446 Withholding Tax, filed for this partnership . . . . ▶		X
15	Enter the number of Forms 8865, Return of U.S. Persons With Respect to Certain Foreign Partnerships, attached to this return . . . . ▶ 0		
16a	Did you make any payments in 2021 that would require you to file Form(s) 1099? See instructions		X
b	If "Yes," did you or will you file required Form(s) 1099?		
17	Enter the number of Forms 5471, Information Return of U.S. Persons With Respect To Certain Foreign Corporations, attached to this return . . . . ▶		
18	Enter the number of partners that are foreign governments under section 892 . . . . ▶		
19	During the partnership's tax year, did the partnership make any payments that would require it to file Form 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474)?		X
20	Was the partnership a specified domestic entity required to file Form 8938 for the tax year? See the Instructions for Form 8938 . .		X
21	Is the partnership a section 721(c) partnership, as defined in Regulations section 1.721(c)-1(b)(14)?		X
22	During the tax year, did the partnership pay or accrue any interest or royalty for which one or more partners are not allowed a deduction under section 267A? See instructions		X
	If "Yes," enter the total amount of the disallowed deductions . . . . ▶ $		
23	Did the partnership have an election under section 163(j) for any real property trade or business or any farming business in effect during the tax year? See instructions		X
24	Does the partnership satisfy one or more of the following? See instructions		X
a	The partnership owns a pass-through entity with current, or prior year carryover, excess business interest expense.		
b	The partnership's aggregate average annual gross receipts (determined under section 448(c)) for the 3 tax years preceding the current tax year are more than $26 million and the partnership has business interest.		
c	The partnership is a tax shelter (see instructions) and the partnership has business interest expense. If "Yes" to any, complete and attach Form 8990.		
25	Is the partnership attaching Form 8996 to certify as a Qualified Opportunity Fund?		X
	If "Yes," enter the amount from Form 8996, line 15 . . . . ▶ $		
26	Enter the number of foreign partners subject to section 864(c)(8) as a result of transferring all or a portion of an interest in the partnership or of receiving a distribution from the partnership . . . . ▶ Complete Schedule K-3 (Form 1065), Part XIII, for each foreign partner subject to section 864(c)(8) on a transfer or distribution.		
27	At any time during the tax year, were there any transfers between the partnership and its partners subject to the disclosure requirements of Regulations section 1.707-8?		X
28	Since December 22, 2017, did a foreign corporation directly or indirectly acquire substantially all of the properties constituting a trade or business of your partnership, and was the ownership percentage (by vote or value) for purposes of section 7874 greater than 50% (for example, the partners held more than 50% of the stock of the foreign corporation)? If "Yes," list the ownership percentage by vote and by value. See instructions. Percentage: By Vote By Value		X
29	Is the partnership electing out of the centralized partnership audit regime under section 6221(b)? See instructions		X
	If "Yes," the partnership must complete Schedule B-2 (Form 1065). Enter the total from Schedule B-2, Part III, line 3 ▶ _____ If "No," complete Designation of Partnership Representative below.		

Designation of Partnership Representative (see instructions)

Enter below the information for the partnership representative (PR) for the tax year covered by this return.

Name of PR ▶ CHRISTOPHER SENEGAL

U.S. address of PR	2338 Glenwood Dr Port Arthur TX 77642	U.S. phone number of PR	(225)288-1590
If the PR is an entity, name of the designated individual for the PR ▶			
U.S. address of designated individual		U.S. phone number of designated individual	

Schedule K		Partners' Distributive Share Items		Total amount

Income (Loss)	**1**	Ordinary business income (loss) (page 1, line 22)	**1**	0
	2	Net rental real estate income (loss) (attach Form 8825)	**2**	(34,746)
	3a	Other gross rental income (loss) **3a**		
	b	Expenses from other rental activities (attach statement) **3b**		
	c	Other net rental income (loss). Subtract line 3b from line 3a	**3c**	
	4	Guaranteed payments: **a** Services **4a** **b** Capital **4b**		
	c	Total. Add lines 4a and 4b	**4c**	
	5	Interest income	**5**	
	6	Dividends and dividend equivalents: **a** Ordinary dividends	**6a**	
	b	Qualified dividends **6b** **c** Dividend equivalents **6c**		
	7	Royalties	**7**	
	8	Net short-term capital gain (loss) (attach Schedule D (Form 1065))	**8**	
	9a	Net long-term capital gain (loss) (attach Schedule D (Form 1065))	**9a**	
	b	Collectibles (28%) gain (loss) **9b**		
	c	Unrecaptured section 1250 gain (attach statement) **9c**		
	10	Net section 1231 gain (loss) (attach Form 4797)	**10**	
	11	Other income (loss) (see instructions) Type ▶	**11**	
Deductions	**12**	Section 179 deduction (attach Form 4562)	**12**	
	13a	Contributions	**13a**	
	b	Investment interest expense	**13b**	
	c	Section 59(e)(2) expenditures: **(1)** Type ▶ **(2)** Amount ▶	**13c(2)**	
	d	Other deductions (see instructions) Type ▶	**13d**	
Self-Employ-ment	**14a**	Net earnings (loss) from self-employment	**14a**	
	b	Gross farming or fishing income	**14b**	
	c	Gross nonfarm income	**14c**	
Credits	**15a**	Low-income housing credit (section 42(j)(5))	**15a**	
	b	Low-income housing credit (other)	**15b**	
	c	Qualified rehabilitation expenditures (rental real estate) (attach Form 3468, if applicable)	**15c**	
	d	Other rental real estate credits (see instructions) Type ▶	**15d**	
	e	Other rental credits (see instructions) Type ▶	**15e**	
	f	Other credits (see instructions) Type ▶	**15f**	
International Transactions	**16**	Attach Schedule K-2 (Form 1065), Partners' Distributive Share Items-International, and check this box to indicate that you are reporting items of international tax relevance . . . . ☐		
Alternative Minimum Tax (AMT) Items	**17a**	Post-1986 depreciation adjustment	**17a**	4
	b	Adjusted gain or loss	**17b**	
	c	Depletion (other than oil and gas)	**17c**	
	d	Oil, gas, and geothermal properties - gross income	**17d**	
	e	Oil, gas, and geothermal properties - deductions	**17e**	
	f	Other AMT items (attach statement)	**17f**	
Other Information	**18a**	Tax-exempt interest income	**18a**	
	b	Other tax-exempt income	**18b**	
	c	Nondeductible expenses	**18c**	
	19a	Distributions of cash and marketable securities	**19a**	
	b	Distributions of other property	**19b**	
	20a	Investment income	**20a**	
	b	Investment expenses	**20b**	
	c	Other items and amounts (attach statement)		
	21	Total foreign taxes paid or accrued	**21**	

Analysis of Net Income (Loss)

1	Net income (loss). Combine Schedule K, lines 1 through 11. From the result, subtract the sum of Schedule K, lines 12 through 13d, and 21						**1**	(34,746)

2	Analysis by partner type:	**(i)** Corporate	**(ii)** Individual (active)	**(iii)** Individual (passive)	**(iv)** Partnership	**(v)** Exempt Organization	**(vi)** Nominee/Other
a	General partners		(31,271)				
b	Limited partners		(3,475)				

Schedule L   Balance Sheets per Books

	Assets	Beginning of tax year (a)	(b)	End of tax year (c)	(d)
1	Cash		26,000		82,506
2 a	Trade notes and accounts receivable				
b	Less allowance for bad debts				
3	Inventories				
4	U.S. government obligations				
5	Tax-exempt securities				
6	Other current assets (attach statement)				
7 a	Loans to partners (or persons related to partners)				
b	Mortgage and real estate loans				
8	Other investments (attach statement)				
9 a	Buildings and other depreciable assets	1,120,191		1,157,194	
b	Less accumulated depreciation	18,750	1,101,441	75,297	1,081,897
10 a	Depletable assets				
b	Less accumulated depletion				
11	Land (net of any amortization)		500,000		500,000
12 a	Intangible assets (amortizable only)				
b	Less accumulated amortization				
13	Other assets (attach statement)			Statement #29	225,251
14	Total assets		1,627,441		1,889,654
	Liabilities and Capital				
15	Accounts payable				
16	Mortgages, notes, bonds payable in less than 1 year				
17	Other current liabilities (attach statement)				
18	All nonrecourse loans				
19 a	Loans from partners (or persons related to partners)				
b	Mortgages, notes, bonds payable in 1 year or more		650,000		425,300
20	Other liabilities (attach statement)				
21	Partners' capital accounts		977,441		1,464,354
22	Total liabilities and capital		1,627,441		1,889,654

Schedule M-1   Reconciliation of Income (Loss) per Books With Income (Loss) per Return

Note: The partnership may be required to file Schedule M-3. See instructions.

1	Net income (loss) per books	(13,556)	**6**	Income recorded on books this year not included on Schedule K, lines 1 through 11 (itemize):		
2	Income included on Schedule K, lines 1, 2, 3c, 5, 6a, 7, 8, 9a, 10, and 11, not recorded on books this year (itemize): _____		**a**	Tax-exempt interest $ _____		
3	Guaranteed payments (other than health insurance)		**7**	Deductions included on Schedule K, lines 1 through 13d, and 21, not charged against book income this year (itemize):		
4	Expenses recorded on books this year not included on Schedule K, lines 1 through 13d, and 21 (itemize):		**a**	Depreciation $ _____ 21,190		21,190
a	Depreciation $ _____					
b	Travel and entertainment $ _____		**8**	Add lines 6 and 7		21,190
			9	Income (loss) (Analysis of Net Income		
5	Add lines 1 through 4	(13,556)		(Loss), line 1. Subtract line 8 from line 5		(34,746)

Schedule M-2   Analysis of Partners' Capital Accounts

1	Balance at beginning of year	977,441	**6**	Distributions: **a** Cash		
2	Capital contributed: **a** Cash	500,469		**b** Property		
	b Property		**7**	Other decreases (itemize): _____		
3	Net income (loss) (see instructions)	(13,556)		_____		
4	Other increases (itemize): _____			_____		
	_____		**8**	Add lines 6 and 7		
5	Add lines 1 through 4	1,464,354	**9**	Balance at end of year. Subtract line 8 from line 5		1,464,354

Form **8825** (Rev. November 2018) Department of the Treasury Internal Revenue Service

Rental Real Estate Income and Expenses of a Partnership or an S Corporation

▶ Attach to Form 1065 or Form 1120S.
▶ Go to *www.irs.gov/Form8825* for the latest information.

OMB No. 1545-0123

Name: 3204 LYONS AVE LLC
Employer identification number: 84-3865068

1 Show the type and address of each property. For each rental real estate property listed, report the number of days rented at fair rental value and days with personal use. See instructions. See page 2 to list additional properties.

	Physical address of each property - street, city, state, ZIP code	Type - Enter code 1-8; see page 2 for list	Fair Rental Days	Personal Use Days
A	3115 FARMER STREET HOUSTON, TX 77020	2 Multi-family	365	
B				
C				
D				

			Properties A	B	C	D
	Rental Real Estate Income					
2	Gross rents	2	175,774			
	Rental Real Estate Expenses					
3	Advertising	3	1,079			
4	Auto and travel	4				
5	Cleaning and maintenance	5	5,218			
6	Commissions	6				
7	Insurance	7	8,606			
8	Legal and other professional fees	8	35,588			
9	Interest (see instructions)	9	11,454			
10	Repairs	10	25,134			
11	Taxes	11	16,863			
12	Utilities	12	9,499			
13	Wages and salaries	13				
14	Depreciation (see instructions)	14	77,737			
15	Other (list) ▶ Statement #8A	15	19,342			
16	Total expenses for each property. Add lines 3 through 15	16	210,520			
17	Income or (loss) from each property. Subtract line 16 from line 2	17	(34,746)			

18a	Total gross rents. Add gross rents from line 2, columns A through H	18a	175,774
b	Total expenses. Add total expenses from line 16, columns A through H	18b	(210,520)
19	Net gain (loss) from Form 4797, Part II, line 17, from the disposition of property from rental real estate activities	19	
20a	Net income (loss) from rental real estate activities from partnerships, estates, and trusts in which this partnership or S corporation is a partner or beneficiary (from Schedule K-1)	20a	
b	Identify below the partnerships, estates, or trusts from which net income (loss) is shown on line 20a. Attach a schedule if more space is needed.		

(1) Name **(2)** Employer identification number

21 Net rental estate income (loss). Combine lines 18a through 20a. Enter the result here and on: 21 (34,746)
- **Form 1065 or 1120S:** Schedule K, line 2

For Paperwork Reduction Act Notice, see instructions.

Form **8825** (Rev. 11-2018)

EEA

SCHEDULE B-1
(Form 1065)
(Rev. August 2019)
Department of the Treasury
Internal Revenue Service

Information on Partners Owning 50% or More of the Partnership

▶ **Attach to Form 1065**
▶ **Go to *www.irs.gov/Form1065* for the latest information.**

OMB No. 1545-0123

Name of partnership	Employer identification number (EIN)
3204 LYONS AVE LLC	84-3865068

Part I **Entities Owning 50% or More of the Partnership** (Form 1065, Schedule B, Question 2a (Question 3a for 2009 through 2017))

Complete columns (i) through (v) below for any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, tax-exempt organization, or any foreign government that owns, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership (see instructions).

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Org.	(v) Maximum Percentage Owned in Profit, Loss, or Capital

Part II **Individuals or Estates Owning 50% or More of the Partnership** (Form 1065, Schedule B, Question 2b (Question 3b for 2009 through 2017))

Complete columns (i) through (iv) below for any individual or estate that owns, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership (see instructions).

(i) Name of Individual or Estate	(ii) Identifying Number (if any)	(iii) Country of Citizenship (see instructions)	(iv) Maximum Percentage Owned in Profit, Loss, or Capital
Christopher Senegal	439-69-1724	US	90

For Paperwork Reduction Act Notice, see the Instructions for Form 1065.
EEA
Schedule B-1 (Form 1065) (Rev. 8-2019)

☐ Final K-1	☐ Amended K-1	OMB No. 1545-0123

Schedule K-1
(Form 1065)
Department of the Treasury
Internal Revenue Service

2021

For calendar year 2021, or tax year

beginning _____ 2021 ending _____

Partner's Share of Income, Deductions,
Credits, etc. ▶ **See separate instructions.**

Part III	Partner's Share of Current Year Income, Deductions, Credits, and Other Items

1 Ordinary business income (loss)		**14** Self-employment earnings (loss)
2 Net rental real estate income (loss) (31,271)		
3 Other net rental income (loss)		**15** Credits
4a Guaranteed payments for services		
4b Guaranteed payments for capital		**16** Schedule K-3 is attached if checked .... ▶ ☐
4c Total guaranteed payments		**17** Alternative minimum tax (AMT) items **A** **4**
5 Interest income		
6a Ordinary dividends		
6b Qualified dividends		**18** Tax-exempt income and nondeductible expenses
6c Dividend equivalents		
7 Royalties		
8 Net short-term capital gain (loss)		
9a Net long-term capital gain (loss)		**19** Distributions
9b Collectibles (28%) gain (loss)		
9c Unrecaptured section 1250 gain		**20** Other information
10 Net section 1231 gain (loss)		
11 Other income (loss)		
12 Section 179 deduction		**Z * STMT**
13 Other deductions		**21** Foreign taxes paid or accrued

Part I — Information About the Partnership

A Partnership's employer identification number

84-3865068

B Partnership's name, address, city, state, and ZIP code

3204 LYONS AVE LLC

2634 BEVIS ST
Houston, TX 77008-1754

C IRS center where partnership filed return ▶ E-FILE

D ☐ Check if this is a publicly traded partnership (PTP)

Part II — Information About the Partner

E Partner's SSN or TIN (Do not use TIN of a disregarded entity. See instr.)

439-69-1724

F Name, address, city, state, and ZIP code for partner entered in E. See instructions.

CHRISTOPHER SENEGAL

2338 Glenwood Dr
Port Arthur, TX 77642

G ☒ General partner or LLC member-manager   ☐ Limited partner or other LLC member

H1 ☒ Domestic partner   ☐ Foreign partner

H2 ☐ If the partner is a disregarded entity (DE), enter the partner's:

TIN _____ Name _____

I1 What type of entity is this partner? **INDIVIDUAL**

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here ▶ ☐

J Partner's share of profit, loss, and capital (see instructions):

	Beginning	Ending
Profit	90.0000000 %	90.0000000 %
Loss	90.0000000 %	90.0000000 %
Capital	90.0000000 %	90.0000000 %

Check if decrease is due to sale or exchange of partnership interest .. ▶ ☐

K Partner's share of liabilities:

	Beginning	Ending
Nonrecourse .... $		$
Qualified nonrecourse financing ..... $		$
Recourse ..... $		$

Check this box if item K includes liability amounts from lower tier partnerships. ▶ ☐

L **Partner's Capital Account Analysis**

Beginning capital account ..... $	863,533
Capital contributed during the year ... $	500,469
Current year net income (loss) .... $	(12,200)
Other increase (decrease) (attach explanation) $	
Withdrawals and distributions ..... $ (	)
Ending capital account .... $	1,351,802

M Did the partner contribute property with a built-in gain (loss)?

☐ Yes   ☒ No   If "Yes," attach statement. See instructions.

N **Partner's Share of Net Unrecognized Section 704(c) Gain or (Loss)**

Beginning .... $ _____
Ending .... $ _____

22 ☐ More than one activity for at-risk purposes*
23 ☐ More than one activity for passive activity purposes*

*See attached statement for additional information.

For IRS Use Only

Schedule K-1 Supplemental Information

2021   **PG01**

Partner's name

CHRISTOPHER SENEGAL

Partner's ID Number

439-69-1724

Name of Partnership

3204 LYONS AVE LLC

Partnership EIN

84-3865068

Section L: Current Year Net Income (Loss)   Statement #99

Description	Amount
Net rental real estate income (loss)	(31,271)
M-1 Tax-to-Book Depreciation Adjustment	19,071
Total	**(12,200)**

K-1 Rental Real Estate Activity

8825

Information provided to determine participation level in each rental property

(For shareholder's and partner's records only)

2021

Shareholder/Partner Name		Ownership percentage	EIN/SSN
CHRISTOPHER SENEGAL		90	439-69-1724

Description	Type	Line 17 Income/Loss	Line 19 4797	Line 20a Pass-thru	Line 21 Net
3115 FARMER STREET HOUSTON, TX 77020	2 Multi-family	(31,271)			

Accumulated differences may occur as a result of rounding individual properties.

Totals	(31,271)			(31,271)

K1_8825~.LD

STATEMENT A - QBI Pass-through Entity Reporting

Information Reported in Accordance with Section 199A-6

Schedule K-1, Line 20, Code Z

(This page is e-filed with the return. Include it if paper-filing.)

2021

Name(s) as shown on return	Tax ID Number
3204 LYONS AVE LLC	84-3865068

Name(s) as shown on K1	Tax ID Number
CHRISTOPHER SENEGAL	439-69-1724

Line No.	Description of Trade or Business	Taxpayer Identification Number	PTP	Aggregated	SSTB
1	3115 FARMER STREET HOUSTON TX 77020	84-3865068			No

LINE NUMBER	NO. 1	NO. ___	NO. ___	NO. ___	NO. ___	NO. ___
Ordinary Business Income (Loss)						
Rental Income (Loss)	(31,271)					
Royalty Income (Loss)						
Section 1231 Gain (Loss)						
Other Income (Loss)						
Section 179						
Other Deductions						
W-2 Wages						
Unadjusted Basis Immediately After Acquisition	1,041,475					
Section 199A Dividends						

K1_QBIP~.LD

651121

☐ Final K-1 ☐ Amended K-1 OMB No. 1545-0123

Schedule K-1 (Form 1065) 2021

Department of the Treasury
Internal Revenue Service

For calendar year 2021, or tax year

beginning 2021 ending

Partner's Share of Income, Deductions, Credits, etc.

▶ See separate instructions.

Part I Information About the Partnership

A Partnership's employer identification number

84-3865068

B Partnership's name, address, city, state, and ZIP code

3204 LYONS AVE LLC

2634 BEVIS ST
Houston, TX 77008-1754

C IRS center where partnership filed return ▶ E-FILE

D ☐ Check if this is a publicly traded partnership (PTP)

Part II Information About the Partner

E Partner's SSN or TIN (Do not use TIN of a disregarded entity. See instr.)

436-75-2605

F Name, address, city, state, and ZIP code for partner entered in E. See instructions.

CLARISSA PERKINS

17219 BLANTON FOREST DR
Humble, TX 77346

G ☐ General partner or LLC member-manager ☒ Limited partner or other LLC member

H1 ☒ Domestic partner ☐ Foreign partner

H2 ☐ If the partner is a disregarded entity (DE), enter the partner's:

TIN ____ Name ____

I1 What type of entity is this partner? INDIVIDUAL

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here ▶ ☐

J Partner's share of profit, loss, and capital (see instructions):

	Beginning	Ending
Profit	10.0000000 %	10.0000000 %
Loss	10.0000000 %	10.0000000 %
Capital	10.0000000 %	10.0000000 %

Check if decrease is due to sale or exchange of partnership interest . . ▶ ☐

K Partner's share of liabilities:

	Beginning	Ending
Nonrecourse	$	$
Qualified nonrecourse financing	$	$
Recourse	$	$

Check this box if item K includes liability amounts from lower tier partnerships. ▶ ☐

L Partner's Capital Account Analysis

Beginning capital account	$ 113,908
Capital contributed during the year . . .	$
Current year net income (loss)	$ (1,356)
Other increase (decrease) (attach explanation)	$
Withdrawals and distributions	$ ( )
Ending capital account	$ 112,552

M Did the partner contribute property with a built-in gain (loss)?

☐ **Yes** ☒ **No** If "Yes," attach statement. See instructions.

N **Partner's Share of Net Unrecognized Section 704(c) Gain or (Loss)**

Beginning . . . . $

Ending . . . . $

Part III Partner's Share of Current Year Income, Deductions, Credits, and Other Items

1	Ordinary business income (loss)	
2	Net rental real estate income (loss)	(3,475)
3	Other net rental income (loss)	
4a	Guaranteed payments for services	
4b	Guaranteed payments for capital	
4c	Total guaranteed payments	
5	Interest income	
6a	Ordinary dividends	
6b	Qualified dividends	
6c	Dividend equivalents	
7	Royalties	
8	Net short-term capital gain (loss)	
9a	Net long-term capital gain (loss)	
9b	Collectibles (28%) gain (loss)	
9c	Unrecaptured section 1250 gain	
10	Net section 1231 gain (loss)	
11	Other income (loss)	
12	Section 179 deduction	
13	Other deductions	
14	Self-employment earnings (loss)	
15	Credits	
16	Schedule K-3 is attached if checked . . . . ▶ ☐	
17	Alternative minimum tax (AMT) items	
18	Tax-exempt income and nondeductible expenses	
19	Distributions	
20	Other information	Z * STMT
21	Foreign taxes paid or accrued	

22 ☐ More than one activity for at-risk purposes*

23 ☐ More than one activity for passive activity purposes*

*See attached statement for additional information.

For IRS Use Only

Schedule K-1 Supplemental Information | 2021   PG01

Partner's name | Partner's ID Number
CLARISSA PERKINS | 436-75-2605

Name of Partnership | Partnership EIN
3204 LYONS AVE LLC | 84-3865068

Section L: Current Year Net Income (Loss)   Statement #99

Description	Amount
Net rental real estate income (loss)	(3,475)
M-1 Tax-to-Book Depreciation Adjustment	2,119
Total	(1,356)

K-1 Rental Real Estate Activity

8825

Information provided to determine participation level in each rental property

(For shareholder's and partner's records only)

2021

Shareholder/Partner Name		Ownership percentage	EIN/SSN
CLARISSA PERKINS		10	436-75-2605

Description	Type	Line 17 Income/Loss	Line 19 4797	Line 20a Pass-thru	Line 21 Net
3115 FARMER STREET HOUSTON, TX 77020	2 Multi-family	(3,475)			
Accumulated differences may occur as a result of rounding individual properties.					
Totals		(3,475)			(3,475)

K1_8825~.LD

STATEMENT A - QBI Pass-through Entity Reporting

Information Reported in Accordance with Section 199A-6

Schedule K-1, Line 20, Code Z

(This page is e-filed with the return. Include it if paper-filing.)

2021

Name(s) as shown on return
3204 LYONS AVE LLC

Tax ID Number
84-3865068

Name(s) as shown on K1
CLARISSA PERKINS

Tax ID Number
436-75-2605

Line No.	Description of Trade or Business	Taxpayer Identification Number	PTP	Aggregated	SSTB
1	3115 FARMER STREET HOUSTON TX 77020	84-3865068			No

LINE NUMBER	NO. 1	NO. ___	NO. ___	NO. ___	NO. ___	NO. ___
Ordinary Business Income (Loss)						
Rental Income (Loss)	(3,475)					
Royalty Income (Loss)						
Section 1231 Gain (Loss)						
Other Income (Loss)						
Section 179						
Other Deductions						
W-2 Wages						
Unadjusted Basis Immediately After Acquisition	115,719					
Section 199A Dividends						

K1_QBIP~.LD

Depreciation and Amortization
(Including Information on Listed Property)
▶ **Attach to your tax return.**
▶ **Go to** *www.irs.gov/Form4562* **for instructions and the latest information.**

OMB No. 1545-0172

2021

Attachment
Sequence No. **179**

Name(s) shown on return	Business or activity to which this form relates	Identifying number
3204 LYONS AVE LLC	3115 FARMER STREET	84-3865068

Part I   Election To Expense Certain Property Under Section 179
Note: If you have any listed property, complete Part V before you complete Part I.

1	Maximum amount (see instructions)	**1**	
2	Total cost of section 179 property placed in service (see instructions)	**2**	
3	Threshold cost of section 179 property before reduction in limitation (see instructions)	**3**	
4	Reduction in limitation. Subtract line 3 from line 2. If zero or less, enter -0-	**4**	
5	Dollar limitation for tax year. Subtract line 4 from line 1. If zero or less, enter -0-. If married filing separately, see instructions	**5**	

6	(a) Description of property	(b) Cost (business use only)	(c) Elected cost	

7	Listed property. Enter the amount from line 29 . . . . **7**		
8	Total elected cost of section 179 property. Add amounts in column (c), lines 6 and 7	**8**	
9	Tentative deduction. Enter the **smaller** of line 5 or line 8	**9**	
10	Carryover of disallowed deduction from line 13 of your 2020 Form 4562	**10**	
11	Business income limitation. Enter the smaller of business income (not less than zero) or line 5. See instructions	**11**	
12	Section 179 expense deduction. Add lines 9 and 10, but don't enter more than line 11	**12**	
13	Carryover of disallowed deduction to 2022. Add lines 9 and 10, less line 12 ▶ **13**		

Note: Don't use Part II or Part III below for listed property. Instead, use Part V.

Part II   Special Depreciation Allowance and Other Depreciation (Don't include listed property. See instructions.)

14	Special depreciation allowance for qualified property (other than listed property) placed in service during the tax year. See instructions	**14**	37,003
15	Property subject to section 168(f)(1) election	**15**	
16	Other depreciation (including ACRS)	**16**	40,734

Part III   MACRS Depreciation (Don't include listed property. See instructions.)
Section A

17	MACRS deductions for assets placed in service in tax years beginning before 2021	**17**	
18	If you are electing to group any assets placed in service during the tax year into one or more general asset accounts, check here . . . . ▶ ☐		

Section B - Assets Placed in Service During 2021 Tax Year Using the General Depreciation System

(a) Classification of property	(b) Month and year placed in service	(c) Basis for depreciation (business/investment use only-see instructions)	(d) Recovery period	(e) Convention	(f) Method	(g) Depreciation deduction
19a 3-year property						
b 5-year property						
c 7-year property						
d 10-year property						
e 15-year property						
f 20-year property						
g 25-year property			25 yrs.		S/L	
h Residential rental property			27.5 yrs.	MM	S/L	
			27.5 yrs.	MM	S/L	
i Nonresidential real property			39 yrs.	MM	S/L	
				MM	S/L	

Section C - Assets Placed in Service During 2021 Tax Year Using the Alternative Depreciation System

20a Class life				S/L	
b 12-year		12 yrs.		S/L	
c 30-year		30 yrs.	MM	S/L	
d 40-year		40 yrs.	MM	S/L	

Part IV   Summary (See instructions.)

21	Listed property. Enter amount from line 28	**21**	
22	**Total.** Add amounts from line 12, lines 14 through 17, lines 19 and 20 in column (g), and line 21. Enter here and on the appropriate lines of your return. Partnerships and S corporations - see instructions . .	**22**	77,737
23	For assets shown above and placed in service during the current year, enter the portion of the basis attributable to section 263A costs **23**		

Name(s) shown on tax return. Do not enter name and identifying number if shown on page 1.

3204 LYONS AVE LLC

Identifying number 84-3865068

SECTION B - Business and Income-Producing Property

Part I Casualty or Theft Gain or Loss (Use a separate Part I for each casualty or theft.)

19 Description of properties (show type, location, and date acquired for each property). Use a separate line for each property lost or damaged from the same casualty or theft. **See instructions if claiming a loss due to a Ponzi-type investment scheme and Section C is not completed.**

Property **A** Multi Family Residence, 01-01-2020

Property **B**

Property **C**

Property **D**

		Properties A	B	C	D
20 Cost or adjusted basis of each property	20	1,250,000			
21 Insurance or other reimbursement (whether or not you filed a claim). See the instructions for line 3	21	118,409			
Note: If line 20 is **more** than line 21, skip line 22.					
22 Gain from casualty or theft. If line 21 is **more** than line 20, enter the difference here and on line 29 or line 34, column (c), except as provided in the instructions for line 33. Also, skip lines 23 through 27 for that column. See the instructions for line 4 if line 21 includes insurance or other reimbursement you did not claim, or you received payment for your loss in a later tax year	22				
23 Fair market value **before** casualty or theft	23	1,775,000			
24 Fair market value **after** casualty or theft	24	1,850,000			
25 Subtract line 24 from line 23	25	(75,000)			
26 Enter the **smaller** of line 20 or line 25	26	(75,000)			
Note: If the property was totally destroyed by casualty or lost from theft, enter on line 26 the amount from line 20.					
27 Subtract line 21 from line 26. If zero or less, enter -0-	27	0			

28 Casualty or theft loss. Add the amounts on line 27. Enter the total here and on line 29 **or** line 34. See instructions . . . **28** 0

Part II Summary of Gains and Losses (from separate Parts I)

(a) Identify casualty or theft		(b) Losses from casualties or thefts (i) Trade, business, rental, or royalty property	(b) (ii) Income-producing property	(c) Gains from casualties or thefts includible in income
Casualty or Theft of Property Held One Year or Less				
29		( )	( )	
		( )	( )	
30 Totals. Add the amounts on line 29	30	( )	( )	
31 Combine line 30, columns (b)(i) and (c). Enter the net gain or (loss) here and on Form 4797, line 14. If Form 4797 is not otherwise required, see instructions			31	
32 Enter the amount from line 30, column (b)(ii) here. Individuals, enter the amount from income-producing property on Schedule A (Form 1040), line 16; or Schedule A (Form 1040-NR), line 7. (Do not include any loss on property used as an employee.) Estates and trusts, partnerships, and S corporations, see instructions			32	
Casualty or Theft of Property Held More Than One Year				
33 Casualty or theft gains from Form 4797, line 32			33	
34 Casualty #1		( )	( )	
		( )	( )	
35 Total losses. Add amounts on line 34, columns (b)(i) and (b)(ii)	35	( )	( )	
36 Total gains. Add lines 33 and 34, column (c)			36	
37 Add amounts on line 35, columns (b)(i) and (b)(ii)			37	
38 If the loss on line 37 is **more** than the gain on line 36:				
a Combine line 35, column (b)(i) and line 36, and enter the net gain or (loss) here. Partnerships and S corporations, see the *Note* below. All others, enter this amount on Form 4797, line 14. If Form 4797 is not otherwise required, see instructions			38a	
b Enter the amount from line 35, column (b)(ii), here. Individuals, enter the amount from income-producing property on Schedule A (Form 1040), line 16; or Schedule A (Form 1040-NR), line 7. (Do not include any loss on property used as an employee.) Estates and trusts, enter on the “Other deductions” line of your tax return. Partnerships and S corporations, see the *Note* below			38b	
39 If the loss on line 37 is **less** than or **equal** to the gain on line 36, combine lines 36 and 37 and enter here. Partnerships, see the *Note* below. All others, enter this amount on Form 4797, line 3			39	

Note: Partnerships, enter the amount from line 38a, 38b, or 39 on Form 1065, Schedule K, line 11.
S corporations, enter the amount from line 38a or 38b on Form 1120-S, Schedule K, line 10.

Form **8879-PE**

Department of the Treasury
Internal Revenue Service

E-file Authorization for Form 1065

(For return of partnership income or administrative adjustment request)

▶ **ERO must obtain and retain completed Form 8879-PE.**

▶ **Go to *www.irs.gov/Form8879PE* for the latest information.**

For calendar year 2021, or tax year beginning , 2021, and ending , 20 .

OMB No. 1545-0123

2021

Name of partnership	**Employer identification number**
3204 LYONS AVE LLC	84-3865068

Part I **Form 1065 Information** (Whole dollars only)

1	Gross receipts or sales less returns and allowances (Form 1065, line 1c)	1	
2	Gross profit (Form 1065, line 3)	2	
3	Ordinary business income (loss) (Form 1065, line 22)	3	
4	Net rental real estate income (loss) (Form 1065, Schedule K, line 2)	4	(34,746)
5	Other net rental income (loss) (Form 1065, Schedule K, line 3c)	5	

Part II **Declaration and Signature Authorization of Partner or Member or Partnership Representative**

I declare under penalties of perjury that:

1a. If the Form 1065 is being transmitted as part of a return of partnership income, I am a partner or member of the named partnership.

b. If the Form 1065 is being transmitted as part of an administrative adjustment request (AAR), I am the partnership representative (PR) of the named partnership.

2. I have examined a copy of the partnership's electronic Form 1065 (whether used as return or AAR) and accompanying forms, schedules, and statements, and to the best of my knowledge and belief, it/they is/are true, correct, and complete.
3. I am fully authorized to sign the return or AAR on behalf of the partnership.
4. The amounts shown in Part I above are the amounts shown on the electronic copy of the partnership's Form 1065.
5. I consent to allow my electronic return originator (ERO), transmitter, or intermediate service provider to transmit the partnership's return or AAR to the IRS and to receive from the IRS (a) an acknowledgment of receipt or reason for rejection of the transmission and (b) the reason for any delay in processing the return or AAR.
6. I have selected a personal identification number (PIN) as my signature for the partnership's electronic return of partnership income or AAR.

Partner or Member or PR PIN: check one box only

[x] I authorize J.Robins CPA,LLC (**ERO firm name**) to enter my PIN 65068 (**Don't enter all zeros**) as my signature on the partnership's 2021 electronically filed return of partnership income or AAR.

[ ] As a Partner or Member or PR of the partnership, I will enter my PIN as my signature on the partnership's 2021 electronically filed return of partnership income or AAR.

Partner or Member or PR signature ▶ [signature]

Title ▶ Managing Partner Date ▶ 06-08-2022

Part III **Certification and Authentication**

ERO's EFIN/PIN. Enter your six-digit EFIN followed by your five-digit self-selected PIN. 720170 15903

Don't enter all zeros

I certify that the above numeric entry is my PIN, which is my signature on the 2021 electronically filed return of partnership income or AAR for the partnership indicated above. I confirm that I am submitting this return or AAR in accordance with the requirements of **Pub. 3112,** IRS *e-file* Application and Participation, and **Pub. 4163,** Modernized e-File (MeF) Information for Authorized IRS *e-file* Providers for Business Returns.

ERO's signature ▶ Joseph Robins Date ▶ 06-08-2022

ERO Must Retain This Form - See Instructions

Don't Submit This Form to the IRS Unless Requested To Do So

For Paperwork Reduction Act Notice, see instructions. Form **8879-PE** (2021)

EEA

Name(s) as shown on return: 3204 LYONS AVE LLC

Tax ID Number: 84-3865068

Form 1065 - Schedule L - Line 13

Statement #29

Other Assets

Description	Beg Of Year	End Of Year
Notes Receivable		225,251
Total		**225,251**

PG01

FORM 8825, LINE 15 - OTHER

Statement #8A

DESCRIPTION	AMOUNT
Bank Charges & Fees	208
Travel	503
Miscellaneous Expenses	2,885
Contract Labor	5,869
Supplies & Software	9,877
TOTAL	19,342

Schedule M-2/Partners' Capital Reconciliation Worksheet

Form 1065   (Keep for your records)   **2021**

Name(s) as shown on return   Tax ID Number

3204 LYONS AVE LLC   84-3865068

Analysis of Current-Year Partners' Capital

1	Beginning partners' capital per balance sheet (Schedule L, column b, line 21)	1	977,441
2	Book income (loss) (Schedule M-1, line 1, or Schedule M-3, page 1, line 11)	2	(13,556)
3	Capital contributions during the year (Schedule K-1, Item L)	3	500,469
4	Other increases (Schedule M-2, line 4)	4	
5	Distributions (Schedule K, lines 19A and 19B)	5	
6	Withdrawals and other decreases (Schedule M-2, line 7)	6	
7	Subtotal (combines lines 1 through 6)	7	1,464,354
8	Ending partners' capital per balance sheet (Schedule L, column d, line 21)	8	1,464,354
9	**Difference (line 7 minus line 8) (should be zero)**	**9**	

Current-Year Change to Partners' Capital Compared to Current-Year Change to Schedule K, Item L (All Partners)

1	Ending partners' capital (Schedule L, column d, line 21)	1	1,464,354
2	Beginning partners' capital (Schedule L, column b, line 21)	2	977,441
3	Change in capital (line 1 minus line 2)	3	486,913
4	Ending partners' capital (Schedules K-1, item L)	4	1,464,354
5	Beginning partners' capital (Schedules K-1, item L)	5	977,441
6	Difference (line 4 minus line 5)	6	486,913

Current-Year Timing Adjustments from Schedule M-1 Screen (K-1 accounting method other than GAAP)

Subtractions from net income per books (Schedule M-1, lines 5 and 6 - not included on Schedule M-2, line 3)

7	Other income recorded on books not included on Schedule K	7	
8	Depreciation on Schedule K not included on books	8	21,190
9	Other Schedule K items not included on books	9	
10	Total subtractions (lines 7 through 9)	10	21,190

Additions to net income per books (Schedule M-1, lines 2 and 3 - not included on Schedule M-2, line 3)

11	Income included on Schedule K not recorded on books	11	
12	Depreciation on books not included on Schedule K	12	
13	Other items on books not included on Schedule K	13	
14	Total additions (lines 12 through 13)	14	
15	Schedule M-1 timing adjustments not included on Schedule M-2, lines 3, 4, and 7 (combine lines 10 and 14)	15	21,190

Current-Year Timing Adjustments from Schedule M-3 Screens (K-1 accounting method other than GAAP)

Permanent or temporary book-to-tax difference amounts entered on the M32, M33, 8916A, and SCH3 screens appear on line 16 and line 17 as opposite of the actual entries. For example, an entry of -100 would appear as 100.

16	Permanent differences	16	
17	Temporary differences	17	
18	Schedule M-3 timing adjustments not included on Schedule M-2 (combine lines 16 and 17)	18	
19	Capital amount after M-1 timing adjustments (add lines 6 & 15)	19	508,103
20	Capital amount after M-3 timing adjustments (add lines 6 & 18)	20	
21	**Net reconciliation difference (line 3 minus Line 19 or 20)**	**21**	(21,190)

WK_M2.LD

Capital Account Reconciliation

Schedule K-1, Part II, Item L

(Keep for your records)

2021 Page 1

Name(s) as shown on return

3204 LYONS AVE LLC

Tax ID Number

84-3865068

Partner Name	Beginning Capital Account	Capital Contributed During Year	Current Year Net Income (Loss)	Other Increase (Decrease)	Withdrawals and Distributions	Ending Capital Account
CHRISTOPHER SENEGAL	863,533	500,469	(12,200)			1,351,802
CLARISSA PERKINS	113,908		(1,356)			112,552
TOTALS	977,441	500,469	(13,556)			1,464,354

Qualified Business Income Information

Summary of Statement A - QBI PTE Reporting

(Keep for your records)

2021

Name(s) as shown on return	Tax ID Number
3204 LYONS AVE LLC	84-3865068

Line No.	Description of Trade or Business	Taxpayer Identification Number	PTP	Aggregated	SSTB
1	3115 FARMER STREET HOUSTON TX 77020	84-3865068			No

LINE NUMBER	NO. 1	NO. ___	NO. ___	NO. ___	NO. ___	NO. ___
Ordinary Business Income (Loss)						
Rental Income (Loss)	(34,746)					
Royalty Income (Loss)						
Section 1231 Gain (Loss)						
Other Income (Loss)						
Section 179						
Other Deductions						
W-2 Wages						
Unadjusted Basis Immediately After Acquisition	1,157,194					
Section 199A Dividends						

WK_QBI~.LD

Depreciation Detail Listing

FORM 8825 - 3115 FARMER STREET HOUSTON

(This page is not filed with the return. It is for your records only.)

* Item is included in UBIA for Section 199A calculations. See "UBIA" in lower right corner.

Name(s) as shown on return	Social security number/EIN
3204 LYONS AVE LLC	84-3865068

No.	Description	Date	Cost	Basis Adjustment	Business percentage	Section 179	Bonus depreciation		Depreciable Basis	Life	Method		Rate	Prior Depreciation	Current Depreciation	Accumulated Depreciation	AMT Current
1	DITTMANS COURT	03312020	1,120,191*		100.00				1,120,191	27.5	SL	MM	3.636	32,248	40,734	72,982	40,730
2	DITTMANS COURT IMPROV	01122021	32,003*		100.00		CY	32,003	0	15	150 DB HY		5			32,003	
3	AIRBNB FURNITURE	01282021	5,000*		100.00		CY	5,000	0	7	200 DB HY		14.29			5,000	
	Totals		1,157,194				CY	37,003	1,120,191					32,248	40,734	109,985	40,730

Land Amount				CY 179 and CY Bonus	37,003	ST ADJ:	34,688
Net Depreciable Cost	1,157,194			TOTAL CY Depr including 179/bonus	77,737	UBIA:	1,157,194

Depreciation Detail Listing

STATE FORM 8825 - 3115 FARMER STREET HOUSTON

(This page is not filed with the return. It is for your records only.)

2021

PAGE 1

Name(s) as shown on return

3204 LYONS AVE LLC

Social security number/EIN

84-3865068

No.	Description	Date	Cost	Basis Adjustment	Business percentage	Section 179	Bonus depreciation	Depreciable Basis	Life	Method	Rate	Prior Depreciation	Current Depreciation	Accumulated Depreciation	AMT Current
1	DITTMANS COURT	03312020	1,120,191*		100.00			1,120,191	27.5	SL MM	3.636	32,248	40,734	72,982	
2	DITTMANS COURT IMPROV	01122021	32,003*		100.00			32,003	15	150 DB HY	5		1,600	1,600	
3	AIRBNB FURNITURE	01282021	5,000*		100.00			5,000	7	200 DB HY	14.29		715	715	
	Totals		1,157,194					1,157,194				32,248	43,049	75,297	

Land Amount
Net Depreciable Cost   1,157,194

CY 179 and CY Bonus
TOTAL CY Depr including 179/bonus   43,049   UBIA: 1,157,194

* Item was disposed
of during current year.

Depreciation Detail Listing
BOOK FOR FORM 8825 - 3115 FARMER STREET   HOUSTON
(This page is not filed with the return. It is for your records only.)

2021

PAGE 1

Name(s) as shown on return
3204 LYONS AVE LLC

Social security number/EIN
84-3865068

No.	Description	Date	Cost	Basis Adjustment	Business percentage	Section 179	Bonus depreciation	Depreciable Basis	Life	Method	Rate	Prior Depreciation	Current Depreciation	Accumulated Depreciation	AMT Current
1	DITTMANS COURT	03312020	1,120,191*		100.00			1,120,191	27.5	SL MM	3.636	32,248	40,734	72,982	
2	DITTMANS COURT IMPROV	01122021	32,003*		100.00			32,003	15	150 DBHY	5		1,600	1,600	
3	AIRBNB FURNITURE	01282021	5,000*		100.00			5,000	7	200 DBHY	14.29		715	715	
	Totals		1,157,194					1,157,194				32,248	43,049	75,297	

Land Amount
Net Depreciable Cost   1,157,194

CY 179 and CY Bonus
TOTAL CY Depr including 179/bonus   43,049   UBIA: 1,157,194

Next Year's Depreciation Worksheet

(This page is not filed with the return. It is for your records only.)

2021

Name(s) as shown on return
3204 LYONS AVE LLC

Tax ID Number
84-3865068

Form	Multi-Form	Description	Date	Basis	Method	Life	Deduction
8825	1	DITTMANS COURT	03-31-2020	1,120,191	SL	27.5	40,734
8825	1	DITTMANS COURT IMPROVEME	01-12-2021		M	15	
8825	1	AIRBNB FURNITURE	01-28-2021		M	7	
		TOTAL					40,734